Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

    ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

    iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

    iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

    v.   whether an order type is eligible for routing to other Trading Centers;

    vi.   the time-in-force instructions that can be used or not used with each order type;

    vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

    viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

ORDER TYPES AND ORDER INSTRUCTIONS:

BOATS supports only a single order type, LIMIT. Orders may be entered with Time-in-Force ("**TIF**") instructions of "DAY," or Immediate-or-Cancel ("**IOC**"). An order with "DAY," TIF instructions refers to the BOATS operating session of 8:00 p.m. ET to4:00 a.m. ET. Orders may be designated with a "DISPLAYED," or "NON-DISPLAYED," direction, further described in Part III, Item 15. Subscribers submitting orders with a "DISPLAYED," or "NON-DISPLAYED," direction, must submit the entire order with the direction. "DISPLAYED," or

"NON-DISPLAYED" orders are matched based on the ATS' price/time priority rules. "MARKET" or "PEGGED" orders are not supported. Supported order types are available to all Subscribers.

REFERENCE PRICE

As detailed in response to Part III, Item 4, because the BOATS ATS does not operate during hours in which the SIPs are available to collect and disseminate market data, the ATS does not consider the NBBO for NMS Stocks enabled for trading on the ATS.

Instead, the BOATS ATS employs a 20% price band for each NMS Stock enabled for trading on the BOATS ATS (each, a "**Reference Price Band**"), which prevents matches and executions of orders received by the BOATS ATS priced more than 20% away from the applicable Reference Price. The applicable Reference Price Band for each symbol enabled for trading is determined prior to the open of the relevant BOATS ATS trading session. The Reference Price Band for a given security is static throughout the relevant BOATS ATS trading session.

For the purpose of the Reference Price Bands, the "Reference Price" is the last national securities exchange print reported to the SIP, as of 7:30 p.m. ET (each, a "**Last Sale Print**"). Where, due to market data or other issues, the BOATS ATS' systems have not identified a Last Sale Print for a given security, such security will not be eligible for trading in the BOATS ATS and the BOATS ATS will reject all orders in the security for the relevant BOATS ATS trading session.

The Reference Price Band for each symbol consists of an upper and lower limit, specific to the relevant ATS trading session, and based on such limits, the ATS will accept, (i) any order, regardless of side, at or inside the applicable Reference Price Band and (ii) sell orders priced greater than the upper limit and buy orders priced less than the lower limit of the applicable Reference Price Band (such orders, "**Passive Orders**"). The BOATS ATS rejects Buy orders priced greater than the upper limit and sell orders priced less than the lower limit of the applicable Reference Price Band (such orders, "**Aggressive Orders**"). Orders priced outside the applicable Reference Price Band are ineligible for matching and execution.

For example, if the Reference Price for a security is $10, the Reference Price Band for that security would be $8 to $12. Accordingly, the highest priced buy order that the ATS would accept in such security would be $12, and the lowest priced sell order that would be accepted would be $8. While the ATS would accept buy orders in the security priced below $8, and sell orders priced above $12, orders priced outside the applicable Reference Price Band are ineligible for matching and execution.

Only orders submitted within the applicable Reference Price Band are eligible for execution in the BOATS ATS. In the event BOATS determines a transaction occurred outside the applicable Reference Price Band BOATS will break the transaction and notify the affected subscribers. Additionally, where BOATS determines that the BOATS ATS effected a transaction in a security without a Reference Price Band, BOATS will break the transaction and notify the affected subscribers.

ORDER HANDLING AND PRIORITY

BOATS looks to match orders with IOC TIF instructions upon receipt in the matching engine and will execute the order if a marketable contra interest exists. If there is no matching opportunity upon receipt or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber.

Orders, along with cancel/replaces, are time-stamped to the millisecond. Orders are matched by the ATS on a price/time priority basis. Once an order has been submitted the ATS matches it with a matching contra order rested on the ATS. Incoming orders and related messages (e.g., cancellations) are processed in the order in which they are received by the ATS.

Change instructions reducing an order's size through a cancel/replace do not affect the order's original time priority. Change instructions which increase an order's size result in the order losing priority to existing orders at the same price. Change instructions to an order's price result in a new priority being assigned.

All orders entered into BOATS are considered firm orders. An order is actionable and eligible for execution at any time until: (i.) the order has expired by its terms, (ii.) the order is canceled, or (iii.) the order is executed. Executed orders are binding to Subscriber placing the order. Subscribers may cancel their pending eligible orders at any time before execution at their discretion.

Orders with "IOC" TIF instructions cannot be modified, canceled, or replaced. Orders with "DISPLAYED," or "NON-DISPLAYED," direction can be modified, canceled, or replaced.

Orders are rejected if they contain instructions or order attributes that are not supported by the ATS, such as an invalid stock symbol. Subscribers are also subject to pre-trade risk controls to prevent certain orders from reaching the ATS. Each Subscriber is subject to a daily notional value limit, a maximum notional value per order, a maximum quantity per order, a maximum number of orders per second, and a maximum number of duplicate orders (same ticker symbol, size, side, order type and price).

All Subscribers are assigned the same risk limits (i.e. daily notional limit, maximum notional value per order, maximum order quantity, maximum orders per second) when onboarded onto the ATS. Subscribers can request lower or higher risk settingsettings than those assigned to all Subscribers when onboarded, and BOATS will approve or reject such requests in its discretion. As described in Part III, Item 3(a), Subscribers who breach their assigned risk limits may be excluded from participating on the ATS.

Trading Operations monitors Subscriber's assigned risk limits, including whether Subscribers are sending orders in excess of 100 orders-per-second or a single order with a notional value exceeding $5million. Subscriber orders violating these risk limits will be rejected.

All orders on the ATS order book are canceled at the end of the operating session.

b. *Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

Item 8: Order Sizes

a. *Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?*

☒ *Yes*   ☐ *No*

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

~~BOATS rejects orders~~ ~~with a notional value greater than $5 million.~~ The minimum order size is one (1) share. <u>BOATS rejects orders</u> <u>that exceed a Subscriber's assigned risk limits.</u>

b. *If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

c. *Does the NMS Stock ATS accept or execute odd-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Odd lot orders are handled in the same manner as round lot orders and have the same priority treatment.

d. *If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes*   ☐ *No*

e. *Does the NMS Stock ATS accept or execute mixed-lot orders?*

☒ *Yes*   ☐ *No*

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Mixed lot orders are treated the same as round lot and odd-lot orders and have the same priority treatment.

f. *If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

On the days of operation, Subscribers may submit test orders to the ATS at 6:15 p.m. ET, and bona-fide orders are accepted at 8:00 p.m. ET. Matching occurs on a price-time priority basis during BOATS operating hours from 8:00 p.m. ET to 4:00 a.m. ET. BOATS begins matching orders, based on the terms of the orders in its order book, at 8:00 p.m. ET.

Orders are prioritized based on the price and time of entry of such orders into the ATS. Once an order has been submitted, the ATS matches it with a matching contra order submitted to the ATS, generally on a price/time priority basis.

Because the ATS does not operate during Core Market Hours, it is not impacted by trading halts in an NMS Stock during Core Market Hours. If trading in an NMS Stock that trades on BOATS is halted as of the close of the exchange trading day, the ATS does not trade that NMS Stock during its immediately following trading session.

If trading in an NMS Stock is halted on BOATS during the ATS's trading session, the ATS notifies its Subscribers of the halt. The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading. Such orders are automatically cancelled based on a configuration in Subscribers' FIX connections. Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders. Those orders are matched based on the price/time priority rules of BOATS.

a. *Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

b. *Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

All orders on the ATS order book are canceled at the end the trading session. Thus, there are no unexecuted orders from the close of the ATS's prior trading session when BOATS begins its regular trading at 8:00 p.m. ET.

Because BOATS does not operate during Core Market Hours, exchange trading halts do not impact trading on the ATS unless such a trading halt remains in effect upon the close of Core Market Hours. If trading in a particular NMS stock is halted on an exchange as of the close of trading, the ATS does not trade that NMS Stock during its immediately following overnight trading session, as discussed in Part III, Item 7.

If trading in an NMS Stock is halted on BOATS during its Operating Hours, the ATS notifies its Subscribers of the halt. The ATS cancels all orders for the effected NMS Stock pending on the ATS's order book at the time the ATS halts trading.

Once the ATS lifts the halt, BOATS sends a notification to Subscribers that trading is once again available on the ATS and that they may enter orders. Those orders are matched based on the price/time priority rules of BOATS.

c. *Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker- Dealer Operator?*

☒ *Yes*   ☐ *No*

d. *Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?*

☐ *Yes*   ☒ *No*